Exhibit 4.3

Approved by the Board of Directors on

November 23, 2006 and approved by the Members at

the Annual General Meeting held on November 23, 2006

ADDENDUM - INCENTIVE SHARE OPTION PLAN

December, 2007

ADDENDUM TO STOCK OPTION PLAN

THIS ADDENDUM dated effective as of the 3rd day of December, 2007

WHEREAS Rare Element Resources Ltd. (the “Company”) amends the exercise of options in the Stock Option Plan dated December 11, 2002 (the “Plan”) as follows:

1.

Add a new sub-section to Section 2.4 “Exercise of Options” to the Plan as follows:

“2.4

Exercise of Options

(g)

If an independent arm’s length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Corporation, all Options shall immediately become vested and may thereupon be exercised in whole or in part by the Participant.”

2.

All of the capitalized terms not defined herein shall bear the meaning assigned thereto in the Plan.